Exhibit 16(c)(xi)
Lender Process UpdateAugust 5, 2025STRICTLY PRIVATE & CONFIDENTIALConfidential Treatment Requested on 1 page, confidentialinformation filed separately with the SEC proprietary and confidential2Update on Revolver Extension Process▪DigitalBridge (“DB”) is working with Morgan Stanley to negotiate a revolver extension▪The revolver extension is structured in two parts–1) 6-month extension (June 2027) of the existing revolver maturity, granted at signing of an M&A transaction, that is not contingent on the deal closing–2) a longer term (September 2028 maturity) amend and extend of the revolver maturity, contingent on the M&A deal’s closing▪▪On July 8th, DB and WOW! management conducted a management presentation to on the business and financial forecast▪Morgan Stanley also reached-out to wall-cross , although execution of the wall cross took several days▪DigitalBridge provided a proposed term sheet to all lenders, reflecting a small fee and no change in spread▪It is Centerview’sunderstanding that is working with and they collectively have provided a term sheet mark-up to DigitalBridge;▪DigitalBridge has continued negotiations with the group over the last several days and is believed to be close to agreement on terms▪Morgan Stanley is considering alternative replacement lenders Process UpdateRevolver HoldingsLender$ Holding